UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                      S C H E D U L E   13G

            Under the Securities Exchange Act of 1934

                        Amendment No. 15


                  WORTHINGTON INDUSTRIES, INC.

                        (Name of Issuer)

                  Common Stock, $.01 Par Value


                 (Title of Class of Securities)

                           981811 10


                         (CUSIP Number)


Check  the  following if a fee is being paid with this statement.

(A  fee  is  not required only if the filing person:  (1)  has  a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;

and  (2)  has  filed  no amendment subsequent  thereto  reporting beneficial  ownership  of five percent or less  of  such  class.)

(See Rule 13d-7)


*The  remainder  of this cover page shall be  filled  out  for  a reporting  person's initial filing on this form with  respect  to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The  information  required in the remainder of  this  cover  page shall  not be deemed to be "filed" for the purpose of Section  18 of  the  Securities  Exchange Act of 1934  ("Act")  or  otherwise subject  to the liabilities of that section of the Act but  shall be  subject to all other provisions of the Act (however, see  the

Notes.)


                (Continued on following page(s))


                        Page 1 of 3 Pages


Item 1 (a).  Name of Issuer.
                    Worthington Industries, Inc.

Item 1 (b).  Address of Issuer's Principal Executive Offices
                    1205 Dearborn Drive, Columbus, Ohio  43085

Item 2 (a).  Name of Person Filing.
                    John H. McConnell

Item 2 (b).  Address  of Principal Business Office, or, If none,
             Residence
                    1205 Dearborn Drive, Columbus, Ohio  43085

Item 2 (c).  Citizenship.
                    United States

Item 2 (d).  Title of Class of Securities.
                    Common Stock, $.01 par value

Item 2 (e).  CUSIP Number.
                    981811 10

Item 3.
                    Not Applicable

Item 4.      Ownership.

             (a)    Amount beneficially owned:
                    10,492,720

             (b)    Percent of Class:
                    11.6%

      (c)    Number of Shares as to which such person has:
             (i)    Sole power to vote or to direct the vote:
                                   10,492,720
             (ii)   Shared power to vote or to direct the vote:
                                   -0-
             (iii)  Sole power to dispose or to direct disposition of:
                                   10,492,720
             (iv)   Shared power to dispose or to direct the disposition of:
                                   -0-

Note:  Excluded are 506,250 shares owned by Mr. McConnell's wife,

as to which shares beneficial ownership is disclaimed.


Item 5.      Ownership of 5% or Less of a Class.
                     If  this statement is being filed to  report

             the  fact  that as of the date hereof the  reporting

             person has ceased to be the beneficial owner of more

             than  five percent of the class of securities, check

             the following _______


Item  6.       Ownership  of More Than 5% on  Behalf  of  Another

               Person.
                     Of  the  shares listed in Items 4(c)(i)  and

             (iii)  above:  8,437,495 are held by JDEL,  Inc.,  a

             Delaware    corporation.   Mr.  McConnell   is   the

             President and controlling shareholder of JDEL,  Inc.

             and  the  directors  of JDEL, Inc.  have  given  Mr.

             McConnell the voting and investment power  over  its

             Worthington Industries, Inc. stock.

                     The shares listed in Items 4(c)(i) and (iii)

             also include 66,487 shares which may be acquired  by

             Mr.   McConnell  under  options  granted  under  the

             Worthington  Industries,  Inc.  1980  Amended  Stock

             Option Plan.

Item 7.Identification and Classification of the Subsidiary  Which

       Acquired  the Securities Being Reported on by  The  Parent

       Holding Company.
             Not Applicable

Item 8.      Identification and Classification of Members of  the

             Group.
             Not Applicable

Item 9.      Notice of Dissolution of Group.
             Not Applicable

Item 10.     Certification.
             Not Applicable

                            SIGNATURE

        After  reasonable inquiry and to the best of my knowledge


and  belief,  I  certify that the information set forth  in  this statement is true, complete, and correct.


DATED:  January 31, 1995

         /s/John H. McConnell
            JOHN H. McCONNELL